Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Facebook, Inc.

Name of persons relying on exemption:

•	Trillium Asset Management, LLC
•	Illinois State Treasurer
•	New York City Comptroller

Address of person relying on exemption:

•	Trillium Asset Management, Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111
•	Illinois State Treasurer, James R. Thompson Center – 100 W. Randolph (15-600), Chicago IL 60601
•	New York City Comptroller, 1 Centre Street, 5th Floor North, New York, NY 10007

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

April 19, 2020

Dear Facebook, Inc. Shareholders,

We are writing to urge Facebook, Inc. (FB) shareholders to VOTE FOR Proposal Five on the Company’s 2020 proxy, a proposal which recommends the Board of Directors adopt an independent board chair structure, at Facebook’s Annual Meeting on May 27, 2020.

The Proposal, which has been submitted by the New York City Pension Funds and the Treasurers of Illinois, Pennsylvania, Rhode Island, Connecticut, As You Sow, Dana Investments, the Northwest Coalition for Responsible Investment, and Trillium Asset Management, is based on principles of sound corporate governance and on the challenging circumstances that the company currently faces – Facebook urgently needs an independent board chair to act as an fiduciary on behalf of long-term investors in the boardroom.

1.	Only 33% of Facebook’s board will be genuinely and completely independent.
2.	An independent board chair is best governance practice.
3.	Ongoing controversies signal a need for a leadership change.

Our proposal is not intended as a referendum on Mark Zuckerberg’s leadership as CEO or fitness as a director, but solely on his continued service as board chair. Last year, this same request received the support of 68% of non-insider votes.

1. Only 33% of Facebook’s Board will be Genuinely and Completely Independent.

After Facebook’s 2020 AGM, its board will have 9 members. Two are executives, CEO Zuckerberg and COO Sheryl Sandberg, and are not independent. Four other board members have relationships with Mr. Zuckerberg and/or a history, which casts serious doubt for investors about their objectivity in the boardroom:

Peggy Alford

Prior to joining Facebook’s board, Ms. Alford was CFO and Head of Operations for the Chan Zuckerberg Initiative, a philanthropic initiative funded by Mr. Zuckerberg, from September 2017 to February 2019. Under numerous standards, including that of the Council of Institutional Investors, an individual is not independent if the person “[i]s, or in the past five years has been, or whose relative is, or in the past five years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a direct beneficiary of any donations to such an organization.”

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Marc Andreessen

Mr. Andreessen has recently received very low support from outside shareholders – in 2019, only 61% supported his directorship, signaling a vote of “no confidence.” In addition, Mr. Andreessen has a history of prioritizing Mr. Zuckerberg’s interests over those of shareholders. In 2016, although he was a member of the special committee tasked with reviewing Mr. Zuckerberg's plan to sell off his Class-B shares while still maintaining his majority voting power at Facebook, Mr. Andreessen coached Mr. Zuckerberg through the negotiation process. Text messages revealed in a lawsuit “show that Andreessen and Zuckerberg kept a constant, behind the scenes dialogue going while the negotiations took place.”1 One media story described Mr. Andreessen’s “main job [as a Facebook director was] to ensure that Mark can do whatever he wants, to provide a layer of insulation between Zuckerberg and shareholders.”2

Andrew Houston

Mr. Houston, the Chairman and CEO of Dropbox, was appointed to the board in February 2020 and has been described in the press as “a friend” of Mark Zuckerberg and “have been close for eight years.” This reporting also indicates that Mr. Houston considers Mr. Zuckerberg a mentor.3

Peter Thiel

Mr. Thiel is the longest serving director, with 14 years at the Company. In addition, Mr. Thiel was one of the early investors in Facebook and by all accounts, is a friend and mentor to Mark Zuckerberg.4 Pending litigation alleges that Mr. Theil “got off easy” in Facebook’s negotiations with the Federal Trade Commission over privacy violations.5 The lawsuit asserts that the board “failed to ensure a fair process or a fair allocation of punishment between Zuckerberg and the Company.”6

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1 https://www.businessinsider.com/mark-zuckerberg-marc-andreessen-text-message-stock-reclassification-lawsuit-2016-12

2 http://blogs.reuters.com/felix-salmon/2012/04/26/the-problem-with-marc-andreessen/

3 https://techcrunch.com/2020/02/03/drew-houston-facebook-board/; https://www.businessinsider.com/dropbox-ceo-drew-houston-turns-to-facebook-ceo-mark-zuckerberg-for-advice-2015-6; https://www.businessinsider.com/dropbox-ceo-drew-houston-joins-facebook-board-directors-2020-2 and https://www.nytimes.com/2018/03/10/technology/dropbox-chief-poster-child-tech-founder-making-it-big.html

4 https://slate.com/technology/2016/05/mark-zuckerberg-needs-to-dump-peter-thiel-from-the-facebook-board-of-directors-he-wont.html

5 https://news.bloomberglaw.com/mergers-and-antitrust/facebooks-5-billion-fine-let-zuckerberg-off-hook-suit-says

6 https://www.bloomberglaw.com/public/desktop/document/EmployeesRetirementSystemofRhodeIslandvFacebookIncDocketNo2020008?1583861432

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

This 66% block, which sides consistently with management, creates an effective and powerful counterforce to what we know is required for a board to function in the interests of all shareholders.

In addition, the genuinely independent directors, Nancy Killefer, Robert Kimmitt, and Tracey Travis, have only joined the board in 2020. While every indication is that they are exemplary leaders who will exercise independent judgment and oversight, they are new to Facebook and the board, and do not bring deep knowledge or experience in internet technologies.7

We also observe that the departure of Kenneth Chenault from the board raises questions about the board culture. According to The Wall Street Journal:

But Mr. Chenault grew frustrated that the CEO wasn’t taking his advice, according to a person familiar with the matter. Along with some of the other independent board members, Mr. Chenault pushed the company to do more regarding its role in elections. That position wasn’t universally held among the independent board members: Venture capitalist Peter Thiel, who has a long personal history with Mr. Zuckerberg, has largely urged the company to stay the course and ignore public criticism.8

We believe investors should be extremely skeptical of the board’s ability to provide the meaningful independent oversight and accountability on behalf of all investors.

2. An Independent Board Chair is Best Governance Practice.

A majority of directors on boards with a joint CEO-Chair report being more likely to have difficulty voicing dissenting views (57% versus 41%.)9 When the chair and CEO are the same person, there is a greater risk that important issues will not be debated.

As the Council of Institutional Investors reports, a CEO who also serves as the chair may exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions can reduce this conflict, and an independent chair provides the most transparent separation of power between the CEO and the rest of the board.10

Research and experience have taught investors that substantial prior and ongoing relationships with a controlling shareholder compromise the objectivity of nominally independent directors. And new research shows that powerful controlling shareholders, as in the case of Facebook, can exert pressure through the prospect of future rewards.11

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7 https://investor.fb.com/investor-news/press-release-details/2020/Nancy-Killefer-and-Tracey-T-Travis-Join-Facebook-Board-of-Directors/default.aspx and https://investor.fb.com/investor-news/press-release-details/2020/Facebook-Appoints-Robert-M-Kimmitt-as-Lead-Independent-Director/default.aspx

8 https://www.wsj.com/articles/chenault-leaves-facebook-board-after-disagreements-with-zuckerberg-11584140731

9 http://www.shareholderforum.com/access/Library/20191001_PwC.pdf

10 https://www.cii.org/independent_board

11 https://corpgov.law.harvard.edu/2019/03/13/beyond-beholden/

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Please DO NOT send us your proxy card as it will not be accepted.

These ameliorative effects are important and only achievable with an independent board chair. But they are even more necessary in a situation where 2/3rd of the board is aligned with management.

3. Ongoing Controversies Signal a Need for a Leadership Change.

While most public attention on Facebook is currently focused on its Covid-19 response, the company has been rife with controversies that have harmed investors. These recent controversies come after a long list of problems in the recent past: data breaches, privacy incidents, Cambridge Analytica, the Russian hacking of the 2016 election, and anti-trust accusations. However, more recently we have seen the following:

•	Open hostility from Democratic Party leadership. Presumptive Democratic Presidential Nominee Joe Biden said in January "I've never been a fan of Facebook … I've never been a big Zuckerberg fan. I think he's a real problem.”[12] House Speaker Nancy Pelosi accused Facebook of being "accomplices for misleading the American people with money from god-knows where."[13] She went on to say “The Facebook business model is strictly to make money. They don't care about the impact on children, they don't care about truth, they don't care about where this is all coming from, and they have said even if they know it's not true they will print it … All they want are their tax cuts and no antitrust action against them … They have been very irresponsible … I think their behavior is shameful.”[14] Or as party rising star Pete Buttigieg "And that’s the problem with Facebook. No one company and no one person should have the kind of power that they’ve accumulated."[15]

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12 https://www.usatoday.com/story/tech/2020/01/19/facebook-nancy-pelosi-joe-biden-democrats-social-media/4519007002/

13 https://www.cnn.com/2020/01/17/tech/democrats-facebook-war/index.html

14 https://thehill.com/policy/technology/478600-pelosi-says-facebooks-irresponsible-behavior-intentionally-misleading

15 https://www.nytimes.com/interactive/2020/01/16/opinion/pete-buttigieg-nytimes-interview.html. See also, Senator Michael Bennett in https://www.vox.com/recode/2020/2/24/21147428/facebook-2020-elections-misinformation-senator-michael-bennet-letter-zuckerberg; Facebook's rising Democrat problem Axios, https://www.axios.com/facebook-2020-problem-democrats-f699c93e-1984-47d1-9db0-edd50ed6de87.html; Democrats are fed up with Facebook Vox https://www.vox.com/recode/2020/1/30/21115324/facebook-democrats-political-ads-mark-zuckerberg-joe-biden; Facebook’s Relationship With Democrats Hits a Low Point The Wall Street Journal https://www.wsj.com/articles/facebooks-relationship-with-democrats-hits-a-low-point-11580380202; George Soros https://www.nytimes.com/2020/01/31/opinion/soros-facebook-zuckerberg.html

“I repeat and reaffirm my accusation against Facebook under the leadership of Mr. Zuckerberg and Ms. Sandberg. They follow only one guiding principle: maximize profits irrespective of the consequences. One way or another, they should not be left in control of Facebook.”

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Please DO NOT send us your proxy card as it will not be accepted.

•	Escalating Investigations. Dozens of states, led by New York, are investigating Facebook for anti-trust violations. These states, composed of both Democrats and Republicans, are examining Facebook’s size, wealth, market power, handling of consumer data, ad-targeting practices and their role as gatekeepers of communication.[16] In November, California’s attorney general announced he was investigating Facebook’s privacy practices and accused the company of not cooperating.[17]
•	Weakening Reputation. In October, The Wall Street Journal reported that “Facebook fell out of the top 10 in Interbrand’s annual Best Global Brands report, dropping to 14th place from ninth as the estimated value of its brand declined 12% to $39.9 billion.”[18] Furthermore, in December, Facebook fell out of the top companies rated as the “best place to work” and found itself at #23, an all-time low.[19] In March 2020, The Verge reported “60% of people say that Facebook’s impact on society is neutral or negative, far worse than Apple, Google, Amazon, Microsoft, Netflix, or YouTube.”[20] It also found that 72% of Americans believe that Facebook has too much power. Finally, it concluded that Facebook is the least trusted company with user’s information, as only 41% of respondents indicated trust in the company.
•	Losing Corporate Partners for Libra. In June, Facebook announced with much fanfare its Libra project, pitching it as a new financial system free of Wall Street. However, since that announcement, PayPal, Stripe, Mastercard, Visa, eBay, Bookings Holdings, and Vodafone have all announced their departures.[21] We believe that the loss of these important partners may indicate more serious problems for Facebook.

Conclusion

As described above, Facebook has been shaken by years of controversy regarding its impacts on society, political systems, and how it treats its users. During that time, we have seen the limitations of a combined chair-CEO role. Without the guidance, oversight, and accountability of an independent board chair, we believe the Company is not best positioned to set the Company on the path towards a financially successful business model that meets the Company’s obligations and responsibilities to society. The Facebook board, shareholders, users, employees, and managers require the robust leadership that can only be provided with a genuinely independent board chair.

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16 https://www.nytimes.com/2019/09/09/technology/google-antitrust-investigation.html

17 https://www.nytimes.com/2019/11/06/technology/facebook-california-investigation.html

18 https://www.wsj.com/articles/amazon-surges-and-facebook-falls-again-in-report-on-brand-value-11571266801

19 https://www.bloomberg.com/news/articles/2019-12-11/big-tech-companies-slide-in-annual-best-places-to-work-survey

20 https://www.theverge.com/2020/3/2/21144680/verge-tech-survey-2020-trust-privacy-security-facebook-amazon-google-apple

21 https://www.nytimes.com/2019/10/11/technology/facebook-libra-partners.html; https://www.forbes.com/sites/sergeiklebnikov/2019/10/21/here-are-all-the-companies-that-bailed-on-facebooks-libra/#af0a84034873; https://www.cnbc.com/2020/01/21/vodafone-leaves-facebooks-libra-digital-currency.html

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Please DO NOT send us your proxy card as it will not be accepted.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Trillium Asset Management, LLC., Illinois State Treasurer, and New York City Comptroller. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by Trillium, Illinois State Treasurer, or New York City Comptroller. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.